Exhibit 99.1

Highlights in the Second Quarter of 2018

Consolidated Highlights

•                  EBITDA of R$ 1,756 million in 2Q18, the best quarterly result since 2008, with EBITDA margin of 14.6%.

•                  Discipline on selling, general and administrative expenses in 2Q18, to 3.6% of net sales, the lowest level ever.

•                  Financial leverage measured by net debt/adjusted EBITDA ratio stable at 2.7x as of June 30, 2018.

•                  Adjusted net income of R$ 746 million in 2Q18, with the distribution of R$ 238 million in dividends.

EBITDA (R$ million) and EBITDA Margin (%)	SG&A Expenses (R$ million and % of Net Sales)

Debt (R$ billion) & Leverage Ratio	Adjusted Net Income (R$ million)

* Net of effects from Net Investment Hedge

Consolidated Information

Gerdau’s performance in the second quarter of 2018

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, which are fully aligned with the accounting standards issued by the Accounting Pronouncements Committee (CPC).

The information in this report does not include data of associates and jointly controlled entities, except where stated otherwise.

Results of Operations

Consolidated	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 1H18/1H17
Volumes (1,000 tonnes)
Production of crude steel	3,989	4,090	-2.5%	4,165	-4.2%	8,154	8,109	0.6%
Shipments of steel	3,834	3,707	3.4%	3,871	-1.0%	7,705	7,298	5.6%
Results (R$ million)
Net Sales	12,035	9,166	31.3%	10,389	15.8%	22,424	17,625	27.2%
Cost of Goods Sold	(10,391)	(8,229)	26.3%	(9,050)	14.8%	(19,440)	(16,034)	21.2%
Gross profit	1,644	937	75.5%	1,339	22.8%	2,984	1,591	87.6%
Gross margin (%)	13.7%	10.2%		12.9%		13.3%	9.0%
SG&A	(431)	(420)	2.6%	(420)	2.5%	(851)	(860)	-1.0%
Selling expenses	(158)	(133)	18.8%	(150)	5.0%	(308)	(272)	13.2%
General and administrative expenses	(273)	(287)	-4.9%	(270)	1.1%	(543)	(588)	-7.7%
Adjusted EBITDA	1,756	1,120	56.8%	1,484	18.3%	3,240	1,973	64.2%
Adjusted EBITDA Margin	14.6%	12.2%		14.3%		14.4%	11.2%

Production and shipments

•      Consolidated crude steel production decreased slightly from 2Q17, due to the truck drivers’ strike in Brazil in May, which was partially mitigated by the higher production of the Special Steel and North America BDs.

•      Consolidated shipments increased slightly in 2Q18 compared to 2Q17, due to stronger steel demand, especially at the North America BD.

Operating result

•      In 2Q18, consolidated net sales increased in relation to 2Q17, due to the higher net sales per tonne at all BDs, influenced primarily by the higher international prices.

•      Consolidated cost of goods sold increased compared to both 2Q17 and 1Q18, reflecting higher raw material costs in general.

•      Consolidated gross profit increased in relation to 2Q17, supported by the better performance of the Brazil and North America BDs. Meanwhile, gross margin expanded, explained by the increase in net sales per tonne sold, which more than offset the increase in cost per tonne sold.

•      Selling, general and administrative expenses fell to their lowest level ever in 2Q18, to 3.6% of net sales, which reflects the ongoing efforts to streamline operations and implement the digital innovation, as well as the higher net sales in the period.

Breakdown of Consolidated EBITDA (R$ million)	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 1H18/1H17
Net income	698	75	830.7%	448	55.7%	1,147	899	27.6%
Net financial result	713	505	41.2%	343	108.2%	1,056	451	134.1%
Provision for income and social contribution taxes	(231)	(100)	131.0%	173	—	(59)	337	—
Depreciation and amortization	457	526	-13.1%	453	1.0%	910	1,054	-13.7%
EBITDA - Instruction CVM (1)	1,637	1,006	62.7%	1,416	15.6%	3,054	2,741	11.4%
Gains and losses on assets held for sale and sales os interest in subsidiaries	48	72	-33.3%	3	—	51	72	-29.2%
Equity in earnings of unconsolidated companies	(24)	2	—	(16)	50.0%	(42)	3	—
Proportional EBITDA of associated companies and jointly controlled entities	95	40	137.5%	81	17.3%	177	87	103.4%
Reversal of contingent liabilities, net	—	—	—	—	—	—	(930)	—
Adjusted EBITDA(2)	1,756	1,120	56.8%	1,484	18.3%	3,240	1,973	64.2%
Adjusted EBITDA Margin	14.6%	12.2%		14.3%		14.4%	11.2%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA	2nd Quarter	2nd Quarter	1st Quarter	1st Half	1st Half
(R$ million)	2018	2017	2018	2018	2017
EBITDA- Instruction CVM (1)	1,637	1,006	1,416	3,054	2,741
Depreciation and amortization	(457)	(526)	(453)	(910)	(1,054)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	1,180	480	964	2,144	1,687

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•      Adjusted EBITDA and adjusted EBITDA margin increased in 2Q18 compared to 2Q17, supported by the better performance of all Business Divisions, led by the Brazil and North America BDs, representing the best quarterly result since 2008.

Financial result and net income

Consolidated (R$ million)	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 1H18/1H17
Income before financial income expenses and taxes(1)	1,180	480	145.8%	964	22.4%	2,144	1,687	27.1%
Financial Result	(713)	(505)	41.2%	(343)	108.2%	(1,056)	(451)	134.1%
Financial income	34	44	-22.7%	31	8.6%	65	126	-48.4%
Financial expenses	(387)	(454)	-14.8%	(366)	5.7%	(753)	(917)	-17.9%
Exchange variation, net (including net investment hedge)	(388)	(96)	304.2%	(7)	—	(395)	(21)	—
Reversal of monetary update of contingent liabilities, net	—	—	—	—	—	—	370	—
Gains (losses) on financial instruments, net	28	1	—	(1)	—	27	(9)	—
Income before taxes(1)	467	(25)	—	621	-24.8%	1,088	1,236	-12.0%
Income and social contribution taxes	231	100	131.0%	(173)	—	59	(337)	—
Exchange variation (including net investment hedge)	374	107	249.5%	12	—	386	35	1002.9%
Other lines	(143)	(7)	—	(186)	-23.1%	(328)	70	—
IR/CS extraordinary items	—	—	—	1	—	1	(442)	—
Consolidated Net Income (1)	698	75	830.7%	448	55.7%	1,147	899	27.6%
Non-recurring items	48	72	-33.3%	3	—	51	(786)	(1)
Gains and losses on assets held for sale and sales os interest in subsidiaries	48	72	-33.3%	3	—	51	72	-29.2%
Reversal of contingent liabilities, net	—	—	—	—	—	—	(858)	—
Consolidated Adjusted Net Income (2)	746	147	407.5%	451	65.3%	1,198	113	960.2%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2Q18 compared to 2Q17, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (depreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 16.0% in 2Q18, depreciation of 4.4% in 2Q17 and depreciation of 0.5% in 1Q18).

•      Financial expenses decreased in 2Q18 compared to 2Q17, due to the Company’s efforts to reduce its gross debt.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes - Exchange variation including net investment hedge.”

•      The higher adjusted net income in 2Q18 compared to 2Q17 was mainly due to the improvement in adjusted EBITDA.

Dividends

•      Gerdau S.A. approved the payment of dividends in the form of interest on equity in the amount of R$ 238.3 million (R$ 0.14 per share) in 2Q18, distributed as an advance of the minimum mandatory dividend stipulated in the Bylaws.

Payment date: August 31, 2018

Record date: shareholding position on August 21, 2018

Ex-dividend date: August 22, 2018

Working capital and Cash conversion cycle

•      In June 2018, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased in relation to March 2018, reflecting the 15.8% increase in net sales, which outpaced the increase in working capital.

•      In 2Q18 was a natural impact of cash consumption for the recovery of working capital, due to best business environment, with a positive reversal of working capital in terms of cycle days, from 77 days in 2Q17 to 72 in 2Q18.

•      In the working capital as of December 2017 to June 2018, assets and liabilities arising from the divestment of certain operations in North America and Chile were excluded from the lines “Trade receivables,” “Inventories” and “Trade accounts payable” and reported in the lines “Asset held for sale” and “Liability held for sale” and in the Company’s financial statements, in accordance with IFRS.

•      Meanwhile, for the calculation of the cash conversion cycle as of December 2017 to June 2018, “working capital” includes assets and liabilities arising from the divestment of operations in North America and Chile to ensure comparability with “net sales,” which will be affected only after the divestment of said assets.

Financial liabilities

Debt composition (R$ million)	06.30.2018	03.31.2018	06.30.2018

Short Term	2,317	2,180	4,186
Long Term	15,798	14,539	15,778
Gross Debt	18,115	16,719	19,964
Cash, cash equivalents and short-term investments	2,941	3,246	5,430
Net Debt	15,174	13,473	14,534

•      On June 30, 2018, gross debt matured 12.8% in the short term and 87.2% in the long term, and was denominated 14.2% in Brazilian real, 83.7% in U.S. dollar and 2.1% in other currencies.

•      On June 30, 2018, 70.3% of the cash balance was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      On June 30, 2018, the nominal weighted average cost of gross debt was 6.4%, 6.6% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 8.0% for the portion contracted by subsidiaries abroad. On June 30, 2018, the average gross debt term was 6.6 years.

•      On June 30, 2018, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2019	345
2020	3,418
2021	1,983
2022	123
2023	2,129
2024	3,563
2025 and after	4,237
Total	15,798

•      The key debt indicators are shown below:

Indicators	06.30.2018		03.31.2017		06.30.2017
Gross debt / Total capitalization (1)	41%		41%		44%
Net debt(2) (R$) / EBITDA (3) (R$)	2.7	x	2.7	x	3.6	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDA in the last 12 months.

Investments

•      In 2Q18, CAPEX amounted to R$ 299 million. Of the amount invested in the quarter, 49.3% was allocated to the Brazil BD, 35.9% to the North America BD, 11.4% to the Special Steel BD and 3.4% to the South America BD. In the first six months of 2018, CAPEX amounted to R$ 516 million.

•      CAPEX projected for 2018 is R$ 1.2 billion, to be allocated primarily to productivity gains and maintenance.

Divestments

•      On June 29, 2018, Gerdau concluded the sale of 100% of the shares in Aza Participações SpA and its subsidiaries, Gerdau AZA SA; Aceros Cox SA; Armacero - Matco SA; and Salomon Sack S.A. by Gerdau Chile Inversiones Limitada, an indirect subsidiary of Gerdau SA, to the Chilean investment group formed by Ingeniería e Inversiones Limitada; Inversiones Reyosan SpA; Los Andes S.A. de Inversiones, and Matco Cables SpA. The sale includes three productions plants with annual installed production capacity of 520,000 tonnes of recycled long steel and the associated distribution network in Chile. The economic value of the transaction is US$ 134 million (equivalent to R$ 594 million).

•      On July 31, 2018, Gerdau concluded the sale of its two hydroelectric power plants based in Goias state, in Brazil, for R$ 835 million, to Kinross Brasil Mineração, a wholly-owned subsidiary of the Canadian mining company Kinross Gold Corporation. The hydroelectric power plants Caçu and Barra dos Coqueiros, that started operations in 2010, have total capacity of 155 MW.

•      Gerdau maintains its strategy of focusing on its more profitable assets and, since 2014, has conducted divestments in the United States, Europe, Latin America and Brazil with aggregate economic value of R$ 6 billion. The transactions are aligned with the process to optimize the Company’s asset portfolio with a focus on deleveraging.

Free Cash Flow (FCF)

In 2Q18, free cash flow amounted to R$ 86 million generated by adjusted EBITDA, which was sufficient to cover CAPEX investments, income tax and interest obligations, as well as working capital consumption.

Free Cash Flow 2Q18

(R$ million)

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic and Colombia;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net Sales

EBITDA & EBITDA Margin

Brazil BD

Brazil BD	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 2018/2017

Volumes (1,000 tonnes)
Production of crude steel	1,381	1,545	-10.6%	1,532	-9.9%	2,913	3,025	-3.7%
Shipments of long steel	1,025	1,074	-4.6%	1,071	-4.3%	2,098	2,064	1.6%
Domestic Market	692	642	7.8%	647	7.0%	1,340	1,267	5.8%
Exports	333	432	-22.9%	424	-21.5%	758	797	-4.9%
Shipments of flat steel	339	307	10.4%	367	-7.6%	705	594	18.7%
Domestic Market	290	229	26.6%	349	-16.9%	639	468	36.5%
Exports	49	78	-37.2%	18	172.2%	66	126	-47.6%
Shipments of steel	1,364	1,381	-1.2%	1,438	-5.1%	2,803	2,658	5.5%
Domestic Market	982	871	12.7%	996	-1.4%	1,979	1,735	14.1%
Exports	382	510	-25.1%	442	-13.6%	824	923	-10.7%
Results (R$ million)
Net Sales(1)	3,798	3,060	24.1%	3,611	5.2%	7,409	5,844	26.8%
Domestic Market	2,931	2,295	27.7%	2,794	4.9%	5,725	4,504	27.1%
Exports	867	765	13.3%	817	6.1%	1,684	1,340	25.7%
Cost of Goods Sold	(3,138)	(2,684)	16.9%	(2,929)	7.1%	(6,068)	(5,168)	17.4%
Gross profit	660	376	75.5%	682	-3.2%	1,341	676	98.4%
Gross margin (%)	17.4%	12.3%		18.9%		18.1%	11.6%
EBITDA	743	473	57.1%	751	-1.1%	1,493	862	73.2%
EBITDA margin (%)	19.6%	15.5%		20.8%		20.2%	14.8%

(1) - Includes iron ore net sales.

Production and shipments

•      In 2Q18, crude steel production decreased in relation to 2Q17 and 1Q18, due to the truck drivers’ strike in Brazil in May and the planned maintenance of Blast Furnace 2 in Ouro Branco, MG.

•      Shipments fell slightly compared to 2Q17 due to lower exports, affected by the planned maintenance of Blast Furnace 2 in Ouro Branco, MG, which was offset by stronger domestic demand. The domestic market expanded in 2Q18, mainly due to higher shipments to the industrial sector and, to a lesser extent, to sales to the construction retailing sector.

•      In relation to 1Q18, shipments decreased, mainly due to lower exports, which were affected by lower production in the period.

•      In 2Q18, 720,000 tonnes of iron ore were sold to third parties and 1,082,000 tonnes were consumed internally.

Operating result

•      Net sales increased in 2Q18 compared to 2Q17 and 1Q18, due to the increase in net sales per tonne sold in both the domestic and export markets.

•      Cost of goods sold increased in 2Q18 in relation to 2Q17 and 1Q18, due to higher raw material costs and to the costs with stoppages in May, reflecting the truck drivers’ strike and the planned maintenance of Blast Furnace 2 in Ouro Branco, MG.

•      Gross margin expanded in 2Q18 in relation to 2Q17, since the increase in net sales per tonne sold outpaced the increase in costs.

•      EBITDA and EBITDA margin increased in 2Q18 compared to 2Q17, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 2018/2017
Volumes (1,000 tonnes)
Production of crude steel	1,755	1,700	3.2%	1,799	-2.4%	3,554	3,412	4.2%
Shipments of steel	1,665	1,563	6.5%	1,689	-1.4%	3,355	3,123	7.4%
Results (R$ million)
Net Sales	5,411	3,903	38.6%	4,428	22.2%	9,839	7,527	30.7%
Cost of Goods Sold	(4,907)	(3,712)	32.2%	(4,188)	17.2%	(9,095)	(7,226)	25.9%
Gross profit	504	191	163.9%	240	110.0%	744	301	147.2%
Gross margin (%)	9.3%	4.9%		5.4%		7.6%	4.0%
EBITDA	497	234	112.4%	248	100.4%	745	391	90.5%
EBITDA margin (%)	9.2%	6.0%		5.6%		7.6%	5.2%

Production and shipments

•      Crude steel production and shipments increased in 2Q18 compared to 2Q17, due to stronger steel demand in all sectors in which the Company operates, combined with the reduction in the high level of imports, which was accelerated by Tax Reform and by Section 232, among other measures by the U.S. government.

•      Compared to 1Q18, crude steel production and shipments decreased slightly due to the deconsolidation of the wire rod operations in the United States as of April 2018. Excluding this effect, shipments would have increased.

Operating result

•      Net sales increased in 2Q18 compared to 2Q17 and, due to the higher net sales per tonne sold and higher shipment volumes.

•      The increase in cost of goods sold in 2Q18 compared to 2Q17 and 1Q18 was mainly due to higher scrap costs. The improvement in gross margin is explained by the increase in net sales per tonne sold surpassing the increase in cost per tonne sold.

•      The growth in EBITDA and EBITDA margin in 2Q18 in relation to 2Q17 and 1Q18 accompanied the performance of gross profit and gross margin in the same comparison periods, except for the effects from exchange variation on operating expenses.

•      Note that in 2Q18, the North America BD posted its highest quarterly EBITDA since 2008.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 2018/2017
Volumes (1,000 tonnes)
Production of crude steel	216	279	-22.6%	243	-11.1%	459	582	-21.1%
Shipments of steel	386	441	-12.5%	376	2.7%	761	930	-18.2%
Results (R$ million)
Net Sales	1,108	968	14.5%	967	14.6%	2,075	1,971	5.3%
Cost of Goods Sold	(957)	(849)	12.7%	(811)	18.0%	(1,767)	(1,751)	0.9%
Gross profit	151	119	26.9%	156	-3.2%	308	220	40.0%
Gross margin (%)	13.6%	12.3%		16.1%		14.8%	11.2%
EBITDA	179	126	42.1%	187	-4.3%	366	245	49.4%
EBITDA margin (%)	16.2%	13.0%		19.3%		17.6%	12.4%

Production and shipments

•      Production and shipments decreased in 2Q18 compared to 2Q17, mainly due to the deconsolidation of Colombia, as of June 2017. Excluding this effect, shipments increased, due to the higher shipments in Argentina.

Operating result

•      Net sales and cost of goods sold increased in 2Q18 compared to 2Q17 and 1Q18, due to the higher international prices for steel and the higher costs with raw materials, respectively.

•      Gross margin expanded in 2Q18 compared to 2Q17, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold. Compared to 1Q18, gross margin contracted, affected by the performance of the Chile and Peru operations.

•      EBITDA and EBITDA margin increased in 2Q18 compared to 2Q17, given the improvement in gross profit and the reduction in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	2nd Quarter 2018	2nd Quarter 2017	Variation 2Q18/2Q17	1st Quarter 2018	Variation 2Q18/1Q18	1st Half 2018	1st Half 2017	Variation 2018/2017
Volumes (1,000 tonnes)
Production of crude steel	637	566	12.5%	591	7.8%	1,228	1,089	12.8%
Shipments of steel	569	512	11.1%	514	10.7%	1,083	953	13.6%
Results (R$ million)
Net Sales	2,133	1,616	32.0%	1,732	23.2%	3,865	2,972	30.0%
Cost of Goods Sold	(1,807)	(1,364)	32.5%	(1,467)	23.2%	(3,274)	(2,579)	26.9%
Gross profit	326	252	29.4%	265	23.0%	591	393	50.4%
Gross margin (%)	15.3%	15.6%		15.3%		15.3%	13.2%
EBITDA	386	297	30.0%	315	22.5%	700	490	42.9%
EBITDA margin (%)	18.1%	18.4%		18.2%		18.1%	16.5%

Production and shipments

•      Crude steel production and shipments increased in 2Q18 compared to both 2Q17 and 1Q18, mainly due to the improvement in the automotive industry in Brazil and to the improvement in the oil and gas industry in the United States.

Operating result

•      Net sales increased in 2Q18 compared to 2Q17 and 1Q18, due to the increases in shipments and in net sales per tonne sold.

•      Cost of goods sold increased compared to both 2Q17 and 1Q18, pressured by the growth in shipments and higher scrap costs.

•      EBITDA in 2Q18 compared to 2Q17 and 1Q18, increased supported by the better performance of the Brazil and North America. EBITDA margin in 2Q18 compared to 2Q17 and 1Q18, was stable, demonstrating the operation’s capacity to maintain its profitability.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2018	December 31, 2017
CURRENT ASSETS
Cash and cash equivalents	2,637,691	2,555,338
Short-term investments
Held for Trading	303,724	821,518
Trade accounts receivable - net	4,100,884	2,798,420
Inventories	8,479,855	6,701,404
Tax credits	432,872	402,429
Income and social contribution taxes recoverable	427,302	487,633
Unrealized gains on financial instruments	32,790	—
Assets held for sale	3,776,058	3,745,634
Other current assets	462,644	469,737
	20,653,820	17,982,113
NON-CURRENT ASSETS
Tax credits	34,443	30,841
Deferred income taxes	3,511,040	3,054,393
Unrealized gains on financial instruments	11,925	—
Related parties	42,690	51,839
Judicial deposits	2,052,541	2,051,181
Other non-current assets	595,470	542,973
Prepaid pension cost	1,149	1,149
Investments in associates and jointly-controlled entities	1,454,877	1,280,299
Goodwill	9,122,664	7,891,142
Other Intangibles	945,626	972,089
Property, plant and equipment, net	16,036,880	16,443,742
	33,809,305	32,319,648
TOTAL ASSETS	54,463,125	50,301,761

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2018	December 31, 2017
CURRENT LIABILITIES
Trade accounts payable	4,204,057	3,179,954
Short-term debt	2,317,053	2,004,341
Taxes payable	395,717	284,101
Income and social contribution taxes payable	132,257	70,242
Payroll and related liabilities	509,016	443,859
Employee benefits	200	253
Environmental liabilities	29,665	21,928
Unrealized losses on financial instruments	6,731	—
Liabilities held for sale	552,880	1,084,032
Other current liabilities	593,272	625,410
	8,740,848	7,714,120

NON-CURRENT LIABILITIES
Long-term debt	15,758,721	14,457,315
Debentures	39,579	47,928
Related parties	1,344	—
Deferred income taxes	155,660	82,686
Unrealized losses on financial instruments	—	1,267
Provision for tax, civil and labor liabilities	787,117	827,883
Environmental liabilities	64,206	63,263
Employee benefits	1,577,487	1,424,611
Obligations with FIDC	1,183,496	1,135,077
Other non-current liabilities	476,461	653,670
	20,044,071	18,693,700

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(191,698)	(76,085)
Capital reserves	11,597	11,597
Retained earnings	4,268,182	3,315,374
Operations with non-controlling interests	(2,870,825)	(2,870,831)
Other reserves	4,920,630	4,015,965
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,387,067	23,645,201

NON-CONTROLLING INTERESTS	291,139	248,740

EQUITY	25,678,206	23,893,941

TOTAL LIABILITIES AND EQUITY	54,463,125	50,301,761

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
NET SALES	12,035,355	9,165,853	22,424,155	17,624,517
Cost of sales	(10,390,656)	(8,229,142)	(19,440,356)	(16,033,919)
GROSS PROFIT	1,644,699	936,711	2,983,799	1,590,598
Selling expenses	(157,565)	(133,297)	(308,000)	(271,743)
General and administrative expenses	(273,382)	(287,139)	(543,378)	(588,186)
Other operating income	40,849	70,968	89,706	139,934
Other operating expenses	(50,382)	(32,246)	(68,639)	(37,702)
Results in operations with subsidiaries	(47,824)	(72,478)	(51,321)	(72,478)
Reversal of contingent liabilities, net	—	—	—	929,711
Equity in earnings of unconsolidated companies	23,777	(2,429)	41,526	(3,239)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,180,172	480,090	2,143,693	1,686,895
Financial income	33,969	44,087	65,286	125,914
Financial expenses	(387,264)	(453,780)	(753,295)	(917,017)
Exchange variations, net	(388,210)	(96,389)	(395,273)	(21,351)
Reversal of monetary update of contingent liabilities, net	—	—	—	369,819
Gain and losses on financial instruments, net	27,842	1,125	27,055	(8,606)
INCOME (LOSS) BEFORE TAXES	466,509	(24,867)	1,087,466	1,235,654
Current	(152,269)	(96,395)	(300,444)	(145,927)
Deferred	384,049	197,779	359,678	(189,666)
Income and social contribution taxes	231,780	101,384	59,234	(335,593)
NET INCOME	698,289	76,517	1,146,700	900,061
(+) Results in operations with subsidiaries	47,824	72,478	51,321	72,478
(-) Reversal of contingent liabilities, net	—	—	—	(929,711)
(-) Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)
(+) Income tax on non-recurring items	—	—	—	441,840
	47,824	72,478	51,321	(785,212)
ADJUSTED NET INCOME*	746,113	148,995	1,198,021	114,849

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Cash flows from operating activities
Net income for the period	698,289	76,517	1,146,700	900,061
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	456,545	526,175	910,061	1,054,233
Equity in earnings of unconsolidated companies	(23,777)	2,429	(41,526)	3,239
Exchange variation, net	388,210	96,389	395,273	21,351
(Gains)/Losses on financial instruments, net	(27,842)	(1,125)	(27,055)	8,606
Post-employment benefits	45,179	48,169	93,147	103,692
Long term incentive plan	11,784	11,522	21,036	17,777
Income and social contribution taxes	(231,780)	(101,384)	(59,234)	335,593
Gains on disposal of property, plant and equipment, net	(34,870)	(24,309)	(40,534)	(61,456)
Results in operations with subsidiaries	47,824	72,478	51,321	72,478
Allowance for doubtful accounts	16,137	(2,256)	20,235	7,738
Provision for tax, labor and civil claims	(4,685)	59,051	(40,720)	141,481
Reversal of contingent liabilities, net	—	—	—	(929,711)
Interest income on trading securities	(10,550)	(16,102)	(20,715)	(44,608)
Interest expense on loans	296,403	346,261	570,244	703,772
Reversal of monetary update of contingent liabilities, net	—	—	—	(369,819)
Interest on loans with related parties	(87)	—	(91)	—
Provision (Reversal) for net realizable value adjustment in inventory, net	3,264	6,543	2,421	(12,884)
	1,630,044	1,100,358	2,980,563	1,951,543

Changes in assets and liabilities
Increase in trade accounts receivable	(153,897)	(11,123)	(1,040,329)	(332,409)
Increase in inventories	(1,055,974)	(223,408)	(1,462,671)	(768,705)
Increase (Decrease) in trade accounts payable	253,828	(94,523)	632,309	314,644
Decrease (Increase) in other receivables	1,906	(175,988)	(30,183)	(212,125)
Decrease in other payables	(151,578)	(140,704)	(432,894)	(124,381)
Dividends from associates and jointly-controlled entities	6,219	11,788	11,562	20,985
Purchases of trading securities	(307,754)	(259,212)	(482,677)	(490,074)
Proceeds from maturities and sales of trading securities	655,322	143,547	796,848	441,968
Cash provided by operating activities	878,116	350,735	972,528	801,446

Interest paid on loans and financing	(331,178)	(366,741)	(566,434)	(728,383)
Income and social contribution taxes paid	(93,853)	(3,610)	(157,066)	(56,279)
Net cash provided (used) in operating activities	453,085	(19,616)	249,028	16,784

Cash flows from investing activities
Additions to property, plant and equipment	(299,147)	(195,252)	(515,803)	(431,850)
Proceeds from sales of property, plant and equipment, investments and other intangibles	594,656	222,838	927,066	415,524
Additions to other intangibles	(9,501)	(8,383)	(13,965)	(16,619)
Capital increase in joint-ventures	—	(178,670)	—	(178,670)
Net cash provided (used) in investing activities	286,008	(159,467)	397,298	(211,615)

Cash flows from financing activities
Purchase of treasury shares	—	—	(149,711)	—
Dividends and interest on capital paid	(116,573)	(253)	(171,723)	(2,282)
Proceeds from loans and financing	414,356	128,994	893,506	349,584
Repayment of loans and financing	(1,035,119)	(238,984)	(1,345,884)	(917,767)
Intercompany loans, net	2,838	637	10,542	3,489
Net cash used in financing activities	(734,498)	(109,606)	(763,270)	(566,976)

Exchange variation on cash and cash equivalents	257,649	118,000	199,297	3,858

Increase (Decrease) in cash and cash equivalents	262,244	(170,689)	82,353	(757,949)
Cash and cash equivalents at beginning of period	2,375,447	4,476,123	2,555,338	5,063,383
Cash and cash equivalents at end of period	2,637,691	4,305,434	2,637,691	4,305,434